EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO FIXED CHARGES

(in millions; except ratios)

	Three Months Ended		Six Months Ended
	July 1,	July 2,	July 1,	July 2,
	2005	2004	2005	2004
Computation of Earnings:
Income before income taxes	$417	$294	$479	$443
Add:
Interest expense	153	153	306	307
Amortization of capitalized interest	—	1	1	1
Amortization of debt premium/discount and expenses	4	4	8	7
Interest portion of rent expense	12	14	28	28
Earnings as adjusted	$586	$466	$822	$786

Computation of Fixed Charges:
Interest expense	$153	$153	$306	$307
Capitalized interest	1	1	2	1
Amortization of debt premium/discount and expenses	4	4	8	7
Interest portion of rent expense	12	14	28	28
Fixed charges	$170	$172	$344	$343

Ratio of Earnings to Fixed Charges (A)	3.44	2.71	2.39	2.29

(A) Ratios were calculated prior to rounding to millions.